SMIC Appoints Dr. Tzu-Yin Chiu as CEO and Executive Director

Shanghai  [2011-08-08]

SHANGHAI, Aug. 8, 2011 /PRNewswire-Asia/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK), China’s largest and most advanced semiconductor foundry, today announced the appointment of Dr. Tzu-Yin Chiu as CEO and Executive Director, effective immediately.

Dr. Chiu is a distinguished semiconductor industry executive with over 27 years of experience in the industry and a track record of managing successful semiconductor manufacturing companies at the executive level. Prior to joining SMIC as CEO and Executive Director, Dr. Chiu was President and CEO of Hua Hong NEC Electronics Company Limited, Vice President and Chief Operating Officer of Shanghai Huali Microelectronics Corporation, President and COO of Silterra Malaysia Sdn. Bhd., Senior Vice President and Chief Operating Officer of Hua Hong International Management Shanghai Co., Ltd., President of Hua Hong Semiconductor International Shanghai Co., Ltd., Senior Vice President of Shanghai Operations at Semiconductor Manufacturing International Corporation (SMIC), and Senior Director of Fab Operations at Taiwan Semiconductor Manufacturing Corporation (TSMC). He began his career in the United States with AT&T Bell Laboratories, rising to become the department head of its High Speed Electronics Research Department. Dr. Chiu holds a bachelor’s degree from Rensselaer Polytechnic Institute, a Ph.D. in electrical engineering and computer science from the University of California at Berkeley, and an executive MBA from Columbia University. A senior member of the IEEE, Dr. Chiu holds ten semiconductor technology patents with three patents still pending, and has published thirty technical articles.

SMIC Chairman Zhang Wenyi remarked, “We are delighted to appoint Dr. Chiu as SMIC’s new CEO and Executive Director. Dr. Chiu’s extensive technical and management experience in the semiconductor field, as well as his in-depth knowledge of SMIC and the Chinese semiconductor industry, set him apart as an ideal choice to lead SMIC into the future. I look forward working with him and our senior management team to ensure that SMIC is ideally positioned to take advantage of its competitive strengths, while further improving its market position.”

“It is my great honor to be able to work with SMIC’s management team to lead the company into an enduring era of stability, growth, and long-term competitiveness,” said Dr. Chiu. “My mission is to further improve SMIC’s operations, customer support, technology offerings, and market competitiveness, while continuing to develop long-team strategic relationships with key customers. I envision that SMIC in the future will play a more important role in the world semiconductor foundry sector, while maintaining its leadership position in China.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the press release, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

English Contact
Mr. Ambrose Gano
Tel: +86-21-3861-0000 x16394
Email: Ambrose—Gano@smics.com

Chinese Contact
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com

Investor Contact
Investor Relations
Tel: +86-21-3861-0000 x12804
Email: IR@smics.com